SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT No. 6
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   554-335-109
                                   -----------
                                 (Cusip Number)

                       Jon E. Goodrich, CEO and President
                        MACE SECURITY INTERNATIONAL, INC.
                               160 Benmont Avenue
                              Bennington, VT 05201
                                 (802) 442-1504
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communication)

                                December 30, 1997
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554-335-109
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Robert P. Gould
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2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds

      (See Instructions)                                                     N/A
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      U.S.A.
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                  7     Sole Voting Power
  Number of
   Shares               136,444*
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             000
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        136,444*
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        000
                        --------------------------------------------------------

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      136,444*
                  (Includes sole and shared authority)
*100,000 of these shares underly options granted by Mr. Gould to Mr. Brown.

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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


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13    Percent of Class Represented By Amount in Row (11)

      1.9%
                  (Includes sole and shared authority)

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14    Type of Reporting Person

      (See Instructions)                                                      IN
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                    SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 6 amends and supplements the statement on Schedule 13D (as previously filed and amended most recently in May 1997 (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock") of Mace Security International, Inc. (the "Company") and filed with the Securities and Exchange Commission on behalf of Robert P. Gould. Except as disclosed herein, there has been no change in the information previously reported in the
Schedule 13D, as amended. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

      Item 5. Interest in Securities of the Issuer.

      Item 5 is hereby amended and supplemented by adding thereto the following:

      On December 30, 1997, Mr. Gould sold 1,000,000 shares of Common Stock in private transactions to various investors. The terms of these transaction were not disclosed.

      Mr. Gould owns 136,444 shares of Common Stock, and has the sole power to vote such shares. As a result of the termination of the Shareholders Voting Agreement (as described in Item 6), Mr. Gould no longer has voting rights (shared or sole) with respect to any other shares.

      There are currently 7,081,666 shares of Common Stock outstanding.

      Mr. Gould has granted to Marvin P. Brown an option to purchase 100,000 shares of Common Stock. Until such time the option is exercised, Mr. Gould continues to own, and have the sole right to vote, the shares underlying the option. Consequently, the shares underlying the option are included in the 136,444.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 is hereby amended as follows:

      The Shareholders Voting Agreement entered into among Mr. Gould, Marvin P. Brown and Jon E. Goodrich on January 9, 1997, has been terminated.

      As a result of the termination of the Shareholders Voting Agreement, the options previously granted to Mr. Brown by Mr. Gould have terminated. To replace the options that have terminated, Mr. Brown has been granted options to purchase 100,000 shares of Common Stock by Mr. Gould. Such options are exercisable at any time at an exercise price of $1.25 per share. Such options expire April 24, 1999.

      Item 7. Material to be Filed as Exhibits.

      (1) Option to purchase Common Stock granted to Marvin P. Brown.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 1998                 /s/ Robert P. Gould
                                       -----------------------------------------
                                           ROBERT P. GOULD

                             RIGHT TO PURCHASE STOCK

      THIS AGREEMENT, made and entered into as of this 29th day of December, 1997, by and between ROBERT P. GOULD (Gould), of Harnett County, North Carolina, JON E. GOODRICH (Goodrich), of Bennington, Vermont, and MARVIN P. BROWN (Brown), of Craftsbury Common, Vermont, sometimes hereinafter referred to collectively as the Parties:

                             W I T N E S S E T H :

      WHEREAS, Gould and Goodrich own shares of the voting common stock (the Shares) of Mace Security International, Inc. (MSI), a Delaware corporation with its principal office in Bennington, Vermont; and

      WHEREAS, Brown has facilitated the sale of certain of the Shares of MSI owned by Gould and Goodrich; and

      WHEREAS, Brown has consented to the early termination of the Shareholders Voting Agreement among the parties dated January 9, 1997;

      NOW THEREFORE, for the purposes aforesaid and in consideration of their mutual promises and undertakings herein and other good and valuable consideration, the acceptance and sufficiency of which is hereby acknowledged, the Parties have contracted, covenanted and agreed with each other and do now for themselves and their respective heirs, assigns, personal representatives and successors in interest, contract, covenant and agree with each other as follows:

      1. Terms of Agreement. This Agreement shall become effective on the 29th day of December, 1997, and shall continue for a term expiring at 5:00 p.m. on April 24, 1999 (the Term) unless sooner terminated by written agreement of the Parties or judicial order, whichever first occurs. If Brown shall die, his estate or such person as Brown may by valid probated will designate, shall be entitled to exercise all of the rights of Brown hereunder at any time during the remainder of the Term.

      2. Right to Purchase Shares. During the term of this Agreement, Brown shall have the right to purchase from each of Gould and Goodrich 100,000 shares of the voting common stock of MSI owned by each of them.

      3. Exercise of Right. Brown may exercise his right to purchase shares at any time during the duration of this Agreement as to any part of or all of the shares which are covered thereby subject to the following conditions:

      (A) The right to purchase may not be exercised as to less than 25,000 shares at any one time;

      (B) Brown shall exercise his right to purchase equally as between shares owned by Gould and shares owned by Goodrich (i.e., any exercise of the right to purchase shall result in the purchase of an equal number of shares from Gould and from Goodrich).

      4. Notice of Exercise of Right. The right to purchase shall be exercised by written notice to Gould at 709 East McNeill Street, Lillington, North Carolina 27546, and to Goodrich at 3479 Monument Avenue Extension, Bennington Vermont 05201. Such notice shall state the number of shares as to which Brown is exercising said right and shall be signed by him. As soon as is practicable following receipt of written notice and payment of the full purchase price due each of them, Gould and Goodrich shall each deliver to Brown certificates representing the Shares as to which the right to purchase was exercised and for which full payment has been made.

      5. Purchase Price and Payment Terms. The purchase price shall be $1.25 per share payable in full in cash at the time Brown exercises his right to purchase pursuant to Section 4 above.

      6. Limitation of Rights. Brown shall have no rights of a shareholder with respect to any shares covered by this Agreement prior to delivery to him of certificates for such shares following due exercise of his right to purchase.

      7. Agreement Contingent on Other Transactions. The validity and effect of this Agreement is contingent on the consummation of the sale of at least 800,000 shares of Gould's stock and 400,000 shares of Goodrich's stock prior to or at the time of the execution of this Agreement.

      8. Binding Effect. This Agreement shall be binding on the Parties' successors, assigns, transferees, heirs, legatees, beneficiaries, executors and personal representatives.

      9. Entire Understanding of the Parties. This Agreement contains the entire understanding between the parties with respect to the subject matter hereof, and all prior negotiations and agreements are merged herein. Any executory agreement simultaneously or hereafter made shall be ineffective to change, modify, discharge or affect any abandonment of this Agreement, in whole or in part, unless such executory agreement is in writing and signed by the party against whom enforcement of the change, modification, discharge or abandonment is sought.

      10. Singular Includes Plural. The singular number includes the plural and the masculine gender includes the feminine and the neuter, wherever appropriate, and vice versa.

      11. Governing Law. This Agreement shall be governed by the laws of the State of Delaware without regard to principles and conflicts of law.

      12. Miscellaneous. Except as otherwise set forth herein, no party may assign any or all of his rights or delegate any or all of his duties under this Agreement without the written consent of all other parties. Any person or entity acting in the pace of any party named herein shall be subject to all of the provisions of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be as an original, but all such counterparts shall together constitute one and the same instrument. Headings are included in this Agreement for convenience of reference only and they are not a part of this Agreement. No interpretation or construction of the Agreement shall be derived from or based on headings.

      IN WITNESS WHEREOF, Robert P. Gould, Jon E. Goodrich and Marvin P. Brown have each hereunto set their hands and seals the day and year first above written.

                                       /s/ Robert P. Gould                (SEAL)
                                       -----------------------------------------
WITNESS:                                   Robert P. Gould

/s/
------------------------------

                                       /s/ Jon E. Goodrich                (SEAL)
                                       -----------------------------------------
WITNESS:                                   Jon E. Goodrich

/s/
------------------------------


/s/ Bonnie L. Sennett                  /s/ Marvin P. Brown                (SEAL)
------------------------------         -----------------------------------------
WITNESS:                                   Marvin P. Brown

/s/ Bonnie L. Sennett
------------------------------